Exhibit (a)(1)(D)

April 9, 2010

Re:  Proposed Stock Option Exchange Program

Dear Stock Option Plan Participant:

Monarch has filed a proxy statement with the SEC seeking stockholder approval of a stock option exchange program for eligible team members at the annual meeting of stockholders on May 21, 2010.  If implemented, this will allow us to cancel “underwater” stock options and will enable team members holding underwater options to elect to receive a lesser amount of stock options at a lower exercise price.  Participation in the exchange program would not be mandatory; rather, each team member will decide whether or not to participate.  The members of our Board of Directors, including myself and Bob Farahi, have elected not to be eligible to participate in the exchange program.  If our stockholders do not approve this proposal, the exchange program will not take place.

Our Board is proposing the exchange program in order to, among other things:

•                  Provide renewed incentives to our team members who participate in the exchange program.  If approved by our stockholders, we believe the exchange program will enable us to enhance long-term stockholder value by providing greater assurance that we will be able to retain experienced and productive team members, by improving the morale of our team members generally, and by aligning the interests of our team members more fully with the interests of our stockholders. Under the proposed program, replacement options exchanged for vested surrendered options will vest in three equal annual installments beginning 12 months after the grant date.  Replacement options exchanged for unvested surrendered options will vest 12 months after the vesting date of the unvested surrendered options.

•                  Recapture value from compensation costs previously incurred with respect to outstanding underwater stock options.  Under applicable accounting rules, we are required to recognize a total of approximately $5.7 million in compensation expense related to options that are underwater and eligible for exchange, $3.5 million of which has already been expensed as of December 31, 2009 and $2.2 million of which we will continue to be obligated to expense, even if these options are never exercised.  We believe it is an inefficient use of our resources to recognize compensation expense on options that are not perceived by our team members as providing value.  By replacing options that have little or no retention or incentive value with options that will provide both retention and incentive value while not creating additional compensation expense (other than expense we believe should be immaterial that might result from fluctuations in our stock price after the exchange ratio or ratios have been set but before the exchange actually occurs), we will be making efficient use of our resources.

More information on the proposed exchange program can be found in the proxy statement on our website at www.monarchcasino.com.  Due to legal requirements, our executives, management, and human resources staff cannot respond to your individual questions regarding this exchange program, and they cannot advise you as to whether or not you should participate if the program is approved.

We are hopeful that stockholders will review and subsequently approve the proposal. I plan to communicate with all of you once we know the outcome of the May 21 stockholder vote.

Thank you,

John Farahi, Co-Chairman and Chief Executive Officer